Mail Stop 6010

December 14, 2006

Larry N. Lunan
President and Chief Executive Officer
Southland Health Services, Inc.
2344 Woodridge Avenue
Kingsport, Tennessee 37664

> **Re: Southland Health Services, Inc.**
> **Registration Statement on Form S-1, Amendment 3**
> **Filed December 11, 2006**
> **File Number 333-134797**

Dear Mr. Lunan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7: Notes Receivable, page 50

1. We note your response to comment four and your revised disclosures. We note in your response that you explain approximately $1.9 million of the $2.3 million

reclassification. Please explain to us what the remaining amount of the reclassification relates to. In addition, we note in your disclosure that part of the reclassification was from "other assets". Please tell us the amount that was reclassified from other assets and a description of the original use of the funds. Finally, we note in your response that the company had previously recorded $1,020,000 as "Due from affiliates". However, the "due from affiliated company" line item on the balance sheet for 2004 is zero. Therefore, please explain where this "due from affiliates" amount was recorded. Lastly, please provide to us and disclose whether Mr. Crawford agreed to repay these amounts and your basis for your assessment of recoverability.

Note 14: Mergers and Acquisitions of Certain Assets, page 54

2. We note your response to comment six and your revised disclosures. Please provide to us and disclose the following:

- In regards to the acquisition of Southland Health Services, LLC, please tell us how determination of the purchase price complies with paragraphs 20 – 23 of SFAS 141. Additionally, please tell us how you have complied with SAB 54 and EITF D-97.
- In regards to the acquisition of Quality Care Ambulance Services, Inc. by Southland Health Services, LLC, please tell us and disclose what amounts were allocated to ambulances, dispatch and office equipment and software, contracts and patient lists. Additionally please tell us what the $1.9 million "Goodwill-investments in Contracts" represents. It would appear, based upon your disclosure that this amount represents the value of the contracts and patient lists which are finite lived intangible assets that should be amortized over their estimated useful lives. In addition, please tell us the amounts that were assigned to liabilities in the purchase price allocation.
- For the acquisition by Bad Toys Holdings, it appears as though the paragraph has been removed from the filing. Please revise. In addition, please explain the difference between the value of $5,260,020 and the value of $19,192,249 included in your response. For the $19,192,249, we were unable to locate the purchase price allocation. Please disclose the amounts assigned to each major asset and liability caption at the acquisition date.

Certain Relationships and Related Transactions, page 75

3. We note that "[a]t various times the Company has entered into unsecured notes payable with Larry N. Lunan." You state the interest rate and aggregate balance of these notes. Please also state the date, amount, and maturity date of each note, and file each as an exhibit to the registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John N. Giordano, Esq.
        Bush Ross, P.A.
        220 S. Franklin Street
        Tampa, Florida 33602